UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42133

RECTITUDE HOLDINGS LTD

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On March 4, 2026, Rectitude Holdings Ltd (the “Company”) adopted The Rectitude Holdings Ltd 2026 Equity Incentive Plan (the “2026 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2026 Plan has a maximum number of 1,450,000 ordinary shares, of $0.0001 par value per share, of the Company available for issuance pursuant to all awards under the 2026 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Rectitude Holdings Ltd 2026 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: March 10, 2026	By:	/s/ Jian Zhang
		Name:	Jian Zhang
		Title:	Chairman of the Board of Directors and Chief Executive Officer

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